ARTICLES OF AMENDMENT
TO
CERTIFICATE OF DESIGNATION
OF THE RIGHTS, PREFERENCES, PRIVILEGES
AND RESTRICTIONS, WHICH HAVE NOT BEEN SET
FORTH IN THE CERTIFICATE OF INCORPORATION
OR IN ANY AMENDMENT THERETO,
OF THE
SERIES B CONVERTIBLE PREFERRED STOCK
OF
TMI HOLDINGS, INC.

Pursuant to Section 607.0602 of the Business Corporation Act of the State of Florida, the undersigned, being the President of TMI Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the Business Corporation Act of the State of Florida bearing Document # S68597 does hereby certify:

Pursuant to Written Consent of the Board of Directors and the consent of the Series B Convertible Preferred Stock Shareholders of said Corporation dated February 21, 2003, the Board of Directors approved the following amendment to the Corporation's Certificate of Designation for the Series B Convertible Preferred Stock authorizing a change in the voting and convertibility rights of the Series B Convertible Preferred Stock. No action by the common stock shareholders of the Corporation is required for this action.

FIRST: Section 4 of the Corporation's Certificate of Designation for the Series B Convertible Preferred Stock shall be deleted in its entirety and replaced with the following:

“ 4.    Conversion Rights .

(a)    Conversion of Preferred Stock. Upon the successful distribution of at least 5% (calculated after giving effect to this distribution and the automatic conversion described herein) of Kina 4 ole, Inc.’s common stock to all of the Corporation’s common stockholders on a pro rata basis, the Series B Convertible Preferred Stock shall automatically convert into that number of shares of common stock of Kina 4 ole, Inc. equal to 90% of the then outstanding common stock of Kina 4 ole, Inc. (after giving effect to the distribution described above and this conversion). (For example, if the Corporation elects to make a distribution of 2,000,000 shares of Kina 4 ole common stock to the Corporation’s common stockholders, then at the time of that distribution the Series B Convertible Preferred Stock will automatically convert into 18,000,000 shares of Kina 4 ole common stock, leaving the Series B Convertible Preferred stockholders with ownership of 90% of Kina 4 ole’s then 20,000,000 shares of common stock outstanding after the distribution and the conversion.)

Page 1 of 3

(b)    Procedures for Exercise of Conversion Rights. The shares of Series B Convertible Preferred Stock will automatically convert to 90% of Kina 4 ole’s common stock upon the issuance of 5% or more of Kina 4 ole’s common stock (as calculated in Section 4(a), above) to the Corporation’s common stockholders on a pro rata basis. The conversion shall be deemed to have been effected on the date when Kina 4 ole issued 5% or more of its common stock (as calculated in Section 4(a), above) to the Corporation’s common stockholders on a pro rata basis, and such date is referred to herein as the “Conversion Date.” As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver to or upon the written order of such holder, at such office or other place designated by the Corporation, a certificate or certificates for the number of full shares of Kina 4 ole common stock to which such holder is entitled and a check for cash with respect to any fractional interest in a share of Kina 4 ole common stock as provided in section 4(c) below. The holder shall be deemed to have become a shareholder of record on the Conversion Date.

(c)    No Fractional Shares. No fractional shares of Kina 4 ole’s common stock or scrip shall be issued upon conversion of shares of Series B Convertible Preferred Stock. Instead of any fractional shares of Common Stock, which would otherwise be issuable upon conversion of the shares of Series B Convertible Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest equal to the fair market value of such fractional interest as determined by the Corporation's Board of Directors.

(d)    Payment of Taxes for Conversions. The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Kina 4 ole common stock on conversion pursuant hereto of Series B Convertible Preferred Stock. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Kina 4 ole common stock in a name other than that in which the shares of Series B Convertible Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid.

(e)    Registration or Listing of Shares of Kina 4 ole Common Stock. If any shares of Kina 4 ole common stock to be reserved for the purpose of conversion of shares of Series B Convertible Preferred Stock require registration or listing with, or approval of, any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise, before such shares may be validly issued or delivered upon conversion, the Corporation will in good faith and as expeditiously as possible endeavor to secure such registration, listing or approval, as the case may be.

(f)    Status of Kina 4 ole Common Stock Issued Upon Conversion. All shares of Kina 4 ole common stock, which may be issued upon conversion of the shares of Series B Convertible Preferred Stock will, upon issuance by the Corporation, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

(g)    Status of Converted Preferred Stock. In case any shares of Series B Convertible Preferred Stock shall be converted pursuant to this Section 4, the shares so converted shall be canceled and shall not be issuable by the Corporation.”

Page 2 of 3

SECOND: Section 9 of the Corporation's Certificate of Designation for the Series B Convertible Preferred Stock shall be deleted in its entirety and replaced with the following:

“9.    V oting Provisions . The shares of Series B Convertible Preferred Stock shall have no voting rights.”

THIRD: I hereby certify that the preceding was consented to by of the Series B Convertible Preferred stockholders and adopted by the unanimous vote of directors of the Corporation on February 21, 2003 and that the number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, I have hereunto subscribed to and executed this Amendment to the Certificate of Designation for the Series B Convertible Preferred Stock on this 21 st day of February, 2003.

___/s/ W. Michael Sessions_______
W. Michael Sessions, President

Page 3 of 3